Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

16.1

July 19, 2006

Ms. Penny Perfect
Alphatrade.com
1820 – 1111 West Georgia Street
Vancouver, B.C. Canada V6E 4M3

Dear Ms. Perfect:

Effective July 19, 2006, we will cease our services as your accountants. We have reached this decision after serious deliberation.

We wish to remind you that you have unpaid invoices totaling $5,923.25. We expect payment in full of all invoices immediately. If you are not in a position to make immediate payment, please call us so that we may discuss payment arrangements.

Subject to your satisfactory arrangements for the payment of your outstanding invoices, we will cooperate with your new accountants, if any. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company's affairs.

We look forward to helping you make a smooth transition with your new accountants, if needed.

Very truly yours,

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201
Phone (509) 838-5111 • Fax (509) 838-5114 • www.williams-webster.com